                                  STANTEC INC.

                             MATERIAL CHANGE REPORT

This report is filed under section 67(1) of the Securities Act (British Columbia), section 146(1) of the Securities Act (Alberta), section 84(1) of the Securities Act (Saskatchewan), section 75(2) of the Securities Act (Ontario), section 81(2) of the Securities Act (Nova Scotia) and section 76(2) of the Securities Act (Newfoundland) (collectively, the "Acts").

1.    REPORTING ISSUER:

      Stantec Inc. ("Stantec")
      10160 - 112th Street
      Edmonton, Alberta
      Canada T5K 2L6

      Stantec has its principal office in Edmonton, Alberta.

2.    DATE OF MATERIAL CHANGE:

      January 16, 2004.

3.    NEWS RELEASE:

      Attached as Schedule "A" is a copy of a news release which is relevant to this material change and which was issued in Edmonton on January 16, 2004.

4.    SUMMARY OF MATERIAL CHANGE:

      Stantec, through its subsidiary Stantec Consulting Inc. ("SCI"), has entered into a letter of intent to purchase all of the issued and outstanding shares of Sear-Brown.

5.    FULL DESCRIPTION OF MATERIAL CHANGE:

      SCI has entered into a letter of intent with Sear-Brown which, subject to satisfaction of a number of conditions including satisfactory due diligence, regulatory approval and Sear-Brown shareholder approval, is expected to close at the end of March. Sear-Brown is a design firm with six offices in New York State in Albany, Binghamton, Buffalo, Melville, Rouses Point, and Syracuse; two Colorado offices in Fort Collins and Denver; and offices in Hillsborough, North Carolina; Cleveland, Ohio; State College, Pennsylvania; and Guaynabo, Puerto Rico. Sear-Brown currently has approximately 500 employees and specializes in core markets that include Advanced Manufacturing, Biopharmaceuticals Facilities, Educational Facilities, Healthcare Facilities, Municipal Facilities, Retail/Commercial Development, Transportation, Land Development, and Water and Environment. The acquisition of Sear-Brown will represent the largest acquisition to date for Stantec and provides a solid foothold for further growth in the Northeast US region.

6.    RELIANCE ON CONFIDENTIALITY PROVISIONS OF THE ACTS:

      Not applicable.

7.    OMITTED INFORMATION:

      None.

8.    SENIOR OFFICER:

      The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

            Jeffrey S. Lloyd
            Vice President & Secretary
            Stantec Inc.
            10160 - 112th Street
            Edmonton, Alberta
            T5K 2L6

            Telephone: (780) 917 7016

9.    STATEMENT OF SENIOR OFFICER:

      The undersigned, on behalf of Stantec Inc., hereby certifies that the foregoing accurately discloses the material change referred to herein.

DATED at Edmonton, Alberta this 16th day of January, 2004.

                                                 STANTEC INC.

                                                 By: "Signed"
                                                     ---------------------------
                                                     Jeffrey S. Lloyd
                                                     Vice President & Secretary

                                  Schedule "A"

[STANTEC LOGO]                                                      NEWS RELEASE

FOR IMMEDIATE RELEASE

STANTEC TO EXPAND INTO NORTHEAST US REGION WITH ACQUISITION OF ROCHESTER NY FIRM SEAR-BROWN

EDMONTON AB (January 16, 2004) TSX:STN

Stantec has signed a letter of intent to acquire Rochester NY-based Sear-Brown, a professional services firm with approximately 500 employees and 13 offices in the US and Puerto Rico. The transaction-subject to satisfactory due diligence, regulatory approval, and Sear-Brown shareholder approval-represents the largest acquisition to date for Stantec and opens a new operating region in the Northeast US. The acquisition is expected to close at the end of March 2004.

"Sear-Brown's full service offering in engineering, architecture, and planning complements Stantec's existing services and will give our Company a strong presence in New York State as well as an emerging presence in Pennsylvania, and Ohio-key market areas in the US," says Tony Franceschini, Stantec President & CEO. "The addition of Sear-Brown is an important step in Stantec's path to become one of the top 10 global design firms by providing a solid foothold for further growth in the Northeast US region and in the biotechnology and pharmaceuticals sector."

Since its founding in 1955 in Rochester, Sear-Brown has grown into a premier design firm adding six New York State offices in Albany, Binghamton, Buffalo, Melville, Rouses Point, and Syracuse; two Colorado offices in Fort Collins and Denver; and offices in Hillsborough, North Carolina; Cleveland, Ohio; State College, Pennsylvania; and Guaynabo, Puerto Rico. Sear-Brown's 500 employees specialize in core markets that include Advanced Manufacturing, Biopharmaceuticals Facilities, Educational Facilities, Healthcare Facilities, Municipal Facilities, Retail/Commercial Development, Transportation, Land Development, and Water and Environment.

"Joining forces with Stantec represents the next chapter in Sear-Brown's incredible 50-year history," says Sue Hartman, Chairman of the Board of Sear-Brown. "We're very excited about the opportunities that this union provides for our clients and our employees, including access to new markets, technical skills, and technology."

In 2003, Sear-Brown's revenues were approximately US$50 million. Stantec currently has 18 offices in the US including two in New York State in Lancaster and Amherst.

For more information visit WWW.STANTEC.COM/SEARBROWN

STANTEC provides professional services in infrastructure and facilities. The Company's comprehensive services in planning, engineering, environmental sciences, architecture, interior design, landscape architecture, surveying, and project economics support clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 3,500 employees operating out of 40 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

STANTEC CONTACT              ACQUISITION CONTACT           INVESTOR CONTACT
Tony Franceschini            Susan Hartman                 Don Wilson
President & CEO              Chairman of the Board         Vice President & CFO
Stantec                      Sear-Brown                    Stantec
Tel: 780-917-7077            Tel: 585-454-1740             Tel: 780-917-7269

                                                                     STANTEC.com